Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

November 18, 2015

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Incapital Unit Trust, Series 107

International Dividend Seeker Portfolio, 4Q 2015

File Nos. 333-206181 and 811-22581

Dear Ms. White:

This letter is to inform you of some revisions to amendment no. 1 to the registration statement on Form S-6 for Incapital Unit Trust, Series 107, filed on September 18, 2015, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the International Dividend Seeker Portfolio, 4Q 2015 (the “Trust”).

In addition to depositary receipts, the Trust may invest less than 20% of its total assets in securities that operate similarly to depositary receipts, specifically, New York Registered Shares and Global Registered Shares. These securities are included in the BNY Mellon ADR Index (the “Index”). According to its Administration and Procedures Manual, the Index is comprised of U.S. exchange-listed American Depositary Receipts, Global Depositary Receipts, New York Shares and Global Registered Shares that are listed for trading on The New York Stock Exchange, The NYSE MKT, and NASDAQ Stock Market. In addition, the Trust is revising its criteria regarding dividend yields. Consequently, the “Principal Investment Strategy” and “Selection of Portfolio Securities” sections are revised as follows:

PRINCIPAL INVESTMENT STRATEGY

Under normal circumstances, the Trust invests at least 80% of the value of its total assets in dividend yielding depositary receipts. The Sponsor has selected Argus Research Company (“Argus”) to serve as the Trust’s portfolio consultant. The portfolio consultant is responsible for assisting the Sponsor with the selection of the Trust’s portfolio. Argus utilizes a proprietary six-point fundamental approach to identify securities for the final portfolio, including growth prospects, financial strength, industry, management, risks and valuation. The Sponsor believes that the selection of securities in accordance with this methodology will provide the Trust with the opportunity to meet its investment objective; however, there is no assurance that the objective will be met.

The Trust will invest at least 40% of its total assets in the securities of non-U.S. companies and will invest in securities of companies representing at least three different countries (one of which may be the United States). The Trust may invest in issuers in emerging market countries, which are defined as companies included in the BNY Mellon Emerging Markets Classic ADR Index. The Trust may also invest in the securities of issuers of any market capitalization.

The Trust will primarily invest in depositary receipts. Depositary receipts are usually in the form of American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”). ADRs are U.S. dollar-denominated receipts representing shares of foreign-based issuers. ADRs are issued by U.S. banks or trust companies, and entitle the holder to all dividends and capital gains that are paid out on the underlying foreign shares. GDRs are similar to ADRs, but are shares of foreign-based issuers generally issued by international banks in one or more markets around the world. The Trust may also invest in New York Shares (“NYSs”) and Global Registered Shares (“GRSs”). NYSs are created so that securities of companies incorporated in the Netherlands may be traded in other countries. GRSs are securities of companies that can be traded and transferred in multiple markets around the world.

Selection of Portfolio Securities

The security selection process begins by identifying an initial universe of depositary receipts and securities with similar characteristics from the BNY Mellon ADR Index that are either “Level 2” or “Level 3” securities. The BNY Mellon ADR Index is an index that tracks U.S. exchange-listed ADRs, GDRs, NYSs and GRSs traded on The New York Stock Exchange, NYSE MKT and NASDAQ Stock Market. Level 2 and Level 3 depositary receipts are listed on a US securities exchange and are registered with the Securities and Exchange Commission. While both Level 2 and Level 3 depositary receipts are exchange-traded, Level 3 depositary receipts are generally capital raising primary offerings directly from the issuer.

From this initial universe, the Trust’s portfolio is constructed by using the following methodology:

•	Shareholder Returns: Companies that have not paid dividends in the trailing 12-month period are eliminated from the portfolio.

•	Valuation: Argus then narrows this sub-universe to companies that it believes have demonstrated high dividend yields.

•	Financial Strength and Growth: To identify stocks for which Argus believes dividends are sustainable, the securities are then subjected to a proprietary process, which considers, among other factors, sales growth, earnings growth, return on equity, return on assets, operating margin, net margin, payout ratio, indebtedness, dividend history and debt-to-total-capitalization.

•	Industry Diversification: Argus then limits a given industry’s exposure to a maximum of 40% of the total portfolio.

•	Risk Management: Argus will recommend a final portfolio of between 25-35 securities after screening for additional risk factors including security correlation and share price volatility.

Tandy Acknowledgement

In connection with the response to the comments of the staff of the Commission regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of shares of beneficial interest of the Trust, the Trust acknowledges that:

1. The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4. The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss the above, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren